DD 11/30

SECURITIES AND EXCHANGE COMMISSION



12062885

SEC Mail Processing Section

NOV 28 2012

Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 05889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-11 (MM/DD/YY) AND ENDING 09-30-12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Franklin/Templeton Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway Suite 200F
(No. and Street)

San Mateo (City) CA (State) 94403-1906 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elaine Sabatino (650) 312-3239
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name – *if individual, state last, first, middle name*)

3 Embarcadero Center (Address) San Francisco (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 12/17

OATH OR AFFIRMATION

I, Elaine Sabatino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin/Templeton Distributors, Inc., as of September 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

E Sabatino
Signature

Chief Financial Officer
Title

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on
this 16th day of November
by Elaine Jennings Sabatino
proved to me on the basis of satisfactory evidence
to be the person who appeared before me.


LINDA LE
COMM. # 1907622
NOTARY PUBLIC - CALIFORNIA
CITY AND COUNTY OF SAN FRANCISCO
MY COMM. EXP. NOV. 6, 2014

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.**[None - Not Applicable]**
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods c consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous au

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Franklin/Templeton Distributors, Inc. and Subsidiaries

Report on Audit of Consolidated Statement of Financial Condition
September 30, 2012



Franklin/Templeton Distributors, Inc. and Subsidiaries

Report on Audit of Consolidated Statement of Financial Condition

September 30, 2012



Report of Independent Auditors

Board of Directors of
Franklin/Templeton Distributors, Inc.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Franklin/Templeton Distributors, Inc. and subsidiaries (the "Company", a wholly-owned subsidiary of Franklin Resources, Inc.) as of September 30, 2012, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 14, 2012

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Franklin/Templeton Distributors, Inc. and Subsidiaries
Consolidated Statement of Financial Condition
September 30, 2012

Assets	
Cash and cash equivalents	$ 345,293,785
Sales and distribution fees receivable	170,113,219
Investment management fees receivable	49,365,119
Investment securities, trading	198,008
Investment securities, available-for-sale	26,781,224
Other investments	16,197,285
Investments of consolidated sponsored investment products	114,842,002
Deferred sales commissions	50,029,893
Due from Parent and affiliates	157,444,778
Property and equipment, net	2,369,716
Goodwill	119,405,181
Other intangible assets	432,452,954
Prepaid expenses and other	7,759,603
Total assets	$1,492,252,767
Liabilities and Stockholders' Equity	
Liabilities	
Sales and distribution fees payable	$ 127,215,314
Accounts payable and accrued expenses	130,807,608
Due to affiliates	24,926,808
Income taxes payable to Parent	37,724,244
Income taxes payable to authorities	42,454,190
Deferred taxes, net	109,886,080
Debt of consolidated sponsored investment products	41,905,981
Total liabilities	514,920,225
Commitments and contingencies (Note 12)	
Stockholders' equity	
Common stock, $1.00 par value, 20,000 shares authorized; 2,355 shares issued and outstanding	2,355
Capital in excess of par value	586,630,666
Retained earnings	320,791,981
Accumulated other comprehensive income	709,703
Total Franklin/Templeton Distributors, Inc. and Subsidiaries stockholders' equity	908,134,705
Nonredeemable noncontrolling interests	69,197,837
Total stockholders' equity	977,332,542
Total liabilities and stockholders' equity	$ 1,492,252,767

See Notes to Consolidated Statement of Financial Condition.

1. Business

Nature of Operations

Franklin/Templeton Distributors, Inc. ("FTDI" and collectively with its subsidiaries, the "Company") is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin" or the "Parent"). FTDI is registered with the Securities and Exchange Commission (the "SEC") as a broker/dealer and serves as the principal underwriter and distributor for various U.S.- registered funds for which it receives commissions and distribution fees.

FTDI's wholly-owned subsidiaries, Franklin Mutual Advisers, LLC ("FMA"), Franklin Advisory Services, LLC, Franklin Templeton Institutional, LLC ("FTI"), and Franklin Investment Advisory Services, LLC, are registered investment advisors with the SEC. These companies derive substantially all of their operating revenues and net income from providing investment management services to investment funds, institutional accounts and separately-managed accounts (collectively, the "sponsored investment products" or "SIPs"). Services to the SIPs are provided under contracts that set forth the level and nature of the fees to be charged for these services. The majority of the Company's revenues relate to mutual fund products that are subject to contracts that are periodically reviewed and approved by each mutual fund's board of directors/trustees and/or its shareholders.

Risks and Uncertainties

Although the performance of the financial markets showed improvement during the fiscal year ended September 30, 2012 ("fiscal year 2012"), the business environment in which the Company operates remains uncertain and subject to change. There is also uncertainty associated with the regulatory environment in which the Company operates. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Reform Act") imposes additional restrictions and limitations on the Company and will likely result in increased scrutiny and oversight of its financial services and products as the various rules and regulations required for implementation continue to be adopted. Due to the complexity and broad scope of the Reform Act and the time required for regulatory implementation, the Company is not able to predict at this time all of the specific requirements that will be adopted by regulatory agencies having authority over the Company pursuant to the Reform Act, or the impact of all of the changes in regulation. The Company will continue to review and evaluate the Reform Act and the extent of its impact on the business as the various rules and regulations required for implementation are adopted.

The Financial Industry Regulatory Authority Conduct Rules limit the amount of aggregate sales charges that may be paid in connection with the purchase and holding of investment company shares sold through broker/dealers. The effect of the rule is to limit the amount of fees that could be paid pursuant to a fund's Rule 12b-1 Plan to the Company. The SEC has proposed changes to Rule 12b-1 which, if adopted, could further limit the Company's ability to recover expenses relating to the distribution of its funds.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statement is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement presented. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has

evaluated subsequent events through November 14, 2012, which is the date that the financial statement was issued.

Consolidation

The consolidated financial statement includes the accounts of FTDI and its subsidiaries and SIPs in which it has a controlling financial interest. The Company is generally considered to have a controlling financial interest when it owns a majority of the voting interest in an entity. The Company also consolidates variable interest entities ("VIEs") for which it is considered the primary beneficiary and non-VIE limited partnerships and similar structures for which it is deemed to have control. All material intercompany accounts and transactions have been eliminated.

A VIE is an entity in which the equity investment holders have not contributed sufficient capital to finance its activities or the equity investment holders do not have defined rights and obligations normally associated with an equity investment. The Company uses two models for determining whether it is the primary beneficiary of VIEs. For all investment entity VIEs, the Company is considered to be the primary beneficiary if it has the majority of the risks or rewards of ownership. For all other VIEs, the Company is considered to be the primary beneficiary if it has the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses of or right to receive benefits from the VIE that could potentially be significant to the VIE.

The variable interests that the Company has in investment entity VIEs consist of its equity ownership interest in and/or investment management and related service fees earned from these VIEs. The Company uses expected cash flow scenarios to determine if its investment management and related service fees and/or equity ownership interests provide it with a majority of the VIE's expected losses or residual returns. Under both models, the key estimates and assumptions used in the analyses may include the amount of assets under management ("AUM"), investment management and related service fee rates, the life of the investment product, prepayment rates, and the discount rate.

The Company is presumed to control non-VIE limited partnerships and similar structures for which it is the general partner or managing member unless the limited partners or other investors have the substantive ability to remove the Company as general partner or managing member, liquidate the entity or otherwise participate in the decision-making of the entity.

Fair Value Measurements

The Company uses a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on whether the inputs to those valuation techniques are observable or unobservable. The three levels of fair value hierarchy are set forth below. The Company's assessment of the hierarchy level of the assets or liabilities measured at fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Transfers between levels are recognized at the end of each quarter.

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 quoted prices, such as non-binding quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data. Level 2 quoted prices are generally obtained from two independent third-party brokers or dealers,

including prices derived from model-based valuation techniques for which the significant assumptions are observable in the market or corroborated by observable market data. Quoted prices are validated through price variance analysis, subsequent sales testing, stale price review, price comparison across pricing vendors and due diligence reviews of third-party vendors.

Level 3 Unobservable inputs that are supported by little or no market activity. These inputs require significant management judgment and reflect the Company's estimation of assumptions that market participants would use in pricing the asset or liability. Level 3 valuations are derived primarily from model-based valuation techniques in which one or more significant inputs are unobservable in the market.

The Company records substantially all of its investments at fair value or amounts that approximate fair value on a recurring basis. Fair values are estimated for disclosure purposes for financial instruments that are not measured at fair value.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, non-interest-bearing deposits with financial institutions, and other highly liquid investments, including money market funds, which are readily convertible into cash. Cash and cash equivalents are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value.

Investment Securities, Trading
Investment securities, trading consist of an investment in common stock that is carried at fair value. Changes in the fair value of the security are recognized as gains and losses in earnings. The fair value of the security is determined using quoted market prices and it is classified as Level 1.

Investment Securities, Available-for-Sale
Investment securities, available-for-sale consist of securities of U.S. states and political subdivisions and are carried at fair value. Realized gains and losses are included in investment income using either the average cost method or specific identification method. Unrealized gains and losses are recorded net of tax as part of accumulated other comprehensive income until realized. The fair value of the securities is determined using quoted market prices, if available, or independent third-party broker or dealer price quotes, which are evaluated for reasonableness, and they are classified as Level 2.

Other Investments
Other investments consist of equity investments in entities, including SIPs, accounted for under the equity method or under the cost method. The equity method is used for investees over which the Company is able to exercise significant influence, but not control. Significant influence is generally considered to exist when the Company's ownership interest in the voting stock of the investee is between 20% and 50%, although other factors, such as representation on the investee's board of directors and the impact of commercial arrangements, also are considered in determining whether the equity method of accounting is appropriate. Investments in limited partnerships and limited liability companies for which the Company is not deemed to have control are accounted for using the equity method of accounting when the Company's investment is considered to be more than minor. Under the equity method of accounting, the investments are initially carried at cost and subsequently adjusted by the Company's proportionate share of the entities' net income, which is recognized in earnings.

Equity investments in entities over which the Company is unable to exercise significant influence and are not marketable are accounted for under the cost method. For disclosure purposes, the fair value of these investments is generally determined based on their net asset value.

Impairment of Investments
Investments other than trading securities are evaluated for other-than-temporary impairment on a quarterly basis when the cost of an investment exceeds its fair value. For equity securities, the Company considers many factors, including the severity and duration of the decline in the fair value below cost, the Company's intent and ability to hold the security for a period of time sufficient for an anticipated recovery in fair value, and the financial condition and specific events related to the issuer. When an impairment of an equity security is determined to be other-than-temporary, the impairment is recognized in earnings. For debt securities, if the Company intends to sell or it is more likely than not that it will be required to sell a security before recovery of its amortized cost, the entire impairment is recorded in earnings. If the Company does not intend to sell or it is not more likely than not that it will be required to sell the security before anticipated recovery of its amortized cost, the impairment is separated into the amount of the total impairment related to the credit loss and the amount of the total impairment related to all other factors. The credit loss component is the difference between the security's amortized cost and the present value of the expected cash flows, and is recognized in earnings. Losses related to all other factors are recognized in accumulated other comprehensive income.

Investments of Consolidated SIPs
Investments of consolidated SIPs consist of investments in funds which are not traded in active markets. As a practical expedient, the fair value of these investments is determined using the net asset values of the funds which have been derived from the fair values of the underlying investments, and they are classified as Level 3.

Deferred Sales Commissions
Sales commissions paid to broker/dealers and other investment advisers in connection with the sale of shares of the Company's mutual funds sold without a front-end sales charge are capitalized as deferred sales commission assets ("DCA"). The DCA is amortized over the estimated period in which it will be recovered from distribution and service fee revenues and contingent deferred sales charges, generally over 12 months to 18 months, depending on share class.

The Company evaluates DCA for recoverability on a periodic basis using undiscounted cash flows expected to be generated from the related distribution and service fee revenues and contingent deferred sales charges. These evaluations involve the use of estimates and assumptions, including expected future market levels, average AUM and shareholder redemption rates.

Property and Equipment, Net
Property and equipment, net are recorded at cost and are depreciated using the straight-line method over their estimated useful lives which range from three to 15 years. Expenditures for repairs and maintenance are charged to expense when incurred. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the lease term, whichever is shorter.

Internal and external costs incurred in connection with developing or obtaining software for internal use are capitalized and amortized over the estimated useful life of the software of three years beginning when the software project is complete and the application is put into production.

Property and equipment is tested for impairment when there is an indication that the carrying amount of an asset may not be recoverable. Carrying values are not recoverable when the undiscounted cash flows estimated to be generated by the assets are less than their carrying value. When an asset is determined to not be recoverable, the impairment loss is measured based on the excess, if any, of the carrying value of the asset over its respective fair value. Fair value is determined by discounted future cash flows models, appraisals or other applicable methods.

Goodwill and Other Intangible Assets
Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. Other intangible assets consist of mutual fund management contracts resulting from business acquisitions. There is no foreseeable limit on the contract periods, therefore these intangible assets have an indefinite useful life

Goodwill is tested for impairment annually and when an event occurs or circumstances change that more likely than not reduce the fair value of the related reporting unit below its carrying value.

The goodwill impairment test involves a two-step process. The first step compares the fair value of the reporting unit to its carrying value. If the carrying value is less than the fair value, no impairment exists and the second step is not performed. If the carrying value is higher than the fair value, there is an indication that impairment may exist and the second step is performed to compute the amount of any impairment. In the second step, impairment is computed by comparing the implied fair value of the reporting unit goodwill with the carrying value of the goodwill. The Company has one reporting unit, investment management and related services, consistent with its single operating segment, to which all goodwill has been assigned.

Other intangible assets are tested for impairment annually, and when events or changes in circumstances indicate the assets might be impaired. Impairment is indicated when the carrying value of the intangible asset exceeds its fair value.

In estimating the fair value of the reporting unit and intangible assets, the Company uses valuation techniques based on an income approach under which future cash flows are discounted. The future cash flow estimates include assumptions about revenue and AUM growth rates, the pre-tax profit margin, the average effective fee rate, the effective tax rate, and the discount rate, which is based on the Company's weighted average cost of capital.

Debt of Consolidated SIPs
Debt of consolidated SIPs is carried at amortized cost.

Accumulated Other Comprehensive Income
Accumulated other comprehensive income consists entirely of unrealized gains (losses) on investment securities available-for-sale, net of income taxes.

Noncontrolling Interests
Noncontrolling interests relate entirely to nonredeemable consolidated SIPs and are classified as a component of equity. Net income (loss) attributable to third-party investors is reflected as net income (loss) attributable to nonredeemable noncontrolling interests in the consolidated statement of income. Sales and redemptions of shares of consolidated SIPs are a component of the change in noncontrolling interests included in financing activities in the consolidated statement of cash flows.

Income Taxes
The Company is included in the consolidated federal and several combined state income tax returns for Franklin. The Company also files separate state income tax returns, with the exception of those included in the combined state returns of Franklin.

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates income taxes to the Company using the separate return method except for tax benefits arising from its net operating losses, except in those states where a separate return has been filed. As a result of this exception to the separate company method, the Company does not record in its balance sheet deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin in the year originated at the Company. To the extent that on a separate company basis a valuation allowance against these deferred tax assets would be required, that valuation allowance would also be transferred to Franklin. The Company tracks these net operating loss deferred tax assets in a separate memorandum account and assesses them for continuing need for a valuation allowance on a separate company basis. If, on a separate company basis the valuation allowance were released, the release of such valuation allowance would be reflected in the income statement of the Company in the year of release. Consistent with the Agreement, upon release of the valuation allowance the deferred tax asset would be treated, at that time, as having been settled with the Parent.

One further exception to the separate company method applies to certain deferred tax liabilities related to long lived intangible assets. Franklin views these deferred tax liabilities as having an indefinite reversal nature. Pursuant to the Agreement, in years in which the Company generated tax losses, this deferred tax liability was settled by Franklin via a deemed capital contribution.

Consistent with the separate company method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of the Company's assets and liabilities and the reported amounts in the consolidated financial statement using the statutory tax rates in effect for the year when the reported amount of the asset or liability is expected to be recovered or settled, respectively. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date. For each tax position taken or expected to be taken in a tax return, the Company determines whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The Company recognizes the accrual of interest on uncertain tax positions in investment and other income (losses), net and penalties in other operating expenses.

3. New Accounting Guidance

Accounting Guidance Adopted During Fiscal Year 2012
On October 1, 2011, the Company adopted new Financial Accounting Standards Board ("FASB") guidance that requires separate disclosures about purchases, sales, issuances and other settlements in the rollforward of activity in Level 3 fair value measurements.

New Accounting Guidance Not Yet Adopted
In July 2012, the FASB issued an amendment to the existing impairment guidance for indefinite-lived intangible assets. The amendment permits a reporting entity to first assess qualitative factors to determine whether it is necessary to perform the annual quantitative impairment test for indefinite-lived intangible assets. The amendment is effective for the Company in the fiscal year

ending September 30, 2013 ("fiscal year 2013"). The Company does not expect the adoption of the amendment to have a material impact on its consolidated financial statement.

In September 2011, the FASB issued an amendment to the existing impairment guidance for goodwill. The amendment permits a reporting entity to first assess qualitative factors to determine whether it is necessary to perform step one of the two-step annual goodwill impairment test. The amendment is effective for the Company in fiscal year 2013. The Company does not expect the adoption of the amendment to have a material impact on its consolidated financial statement.

In June 2011, the FASB issued an amendment to the existing requirements for the presentation of comprehensive income. The amendment requires the components of net income and other comprehensive income to be presented in one continuous statement or in two separate but consecutive statements. The adoption of the amendment in fiscal year 2013 will result in changes to the Company's presentation of total comprehensive income.

In May 2011, the FASB issued an amendment to the existing fair value measurement and disclosure guidance. The amendment requires additional qualitative discussion for the sensitivity of recurring Level 3 fair value measurements to changes in the unobservable inputs, quantitative disclosure about the significant unobservable inputs used for all Level 3 measurements, and the categorization by level of the fair value hierarchy for financial instruments that are not measured at fair value. The Company does not expect the adoption of the amendment in fiscal year 2013 to have a material impact on its consolidated financial statement.

4. Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at September 30, 2012:

	Amount
Cash on hand and non-interest-bearing deposits with financial institutions	$ 3,937,041
Sponsored money market funds	341,356,744
Total	$345,293,785

Included in non-interest-bearing deposits with financial institutions are deposits with three financial institutions totaling $3,281,194, of which $2,781,194 represents an exposure to concentration of credit risk as these deposits are in excess of Federal Deposit Insurance Corporation insured limits. The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the credit worthiness of the financial institutions with which it does business. Money market funds are sponsored by wholly owned subsidiaries of Franklin or its affiliates.

5. Investments

The disclosures below include details of the Company's investments excluding those of consolidated SIPs. See Note 11 - Variable Interest Entities and Consolidated Sponsored Investment Products for information related to investments held by consolidated SIPs.

Investments consisted of the following at September 30, 2012:

	Amount
Investment securities, trading	$ 198,008
Investment securities, available-for-sale	
Securities of U.S. states and political subdivisions	26,781,224
Other investments	16,197,285
Total	$ 43,176,517

Included in other investments is a $10,000,000 investment in a third party limited partnership. At September 30, 2012, the Company held approximately 0.3% of the shares and was unable to exercise significant influence. This investment is not marketable and is accounted for under the cost method.

The gross unrealized gains and losses relating to investment securities, available-for-sale at September 30, 2012 were as follows:

		Gross Unrealized		
	Cost Basis	Gains	Losses	Fair Value
Securities of U.S. states and political subdivisions	$ 25,577,834	$ 1,203,390	$ -	$ 26,781,224

The net unrealized holding losses on investment securities, available-for-sale included in accumulated other comprehensive income were $350,423 during fiscal year 2012. The tax effects of the net unrealized holding losses included in accumulated other comprehensive income were $137,632 during fiscal year 2012.

The Company did not recognize any other-than-temporary impairment of available-for-sale securities during fiscal year 2012.

At September 30, 2012, maturities of available-for-sale debt securities were as follows:

	Cost Basis	Fair Value
Securities of U.S. states and political subdivisions		
Due in one year or less	$ 2,163,143	$ 2,187,006
Due after one year through five years	20,876,493	21,806,712
Due after five years through ten years	2,538,198	2,787,506
Due after ten years	-	-
	$ 25,577,834	$ 26,781,224

6. Fair Value Measurements

The disclosures below include details of the Company's fair value measurements excluding those of consolidated SIPs. See Note 11 - Variable Interest Entities and Consolidated Sponsored Investment Products for information related to fair value measurements of assets and liabilities of consolidated SIPs.

Assets measured at fair value on a recurring basis at September 30, 2012 were as follows:

	Level 1	Level 2	Level 3	Total
Investment securities, trading	$ 198,008	$ -	$ -	$ 198,008
Investment securities, available-for-sale				
Securities of U.S. states and political subdivisions	-	26,781,224	-	26,781,224
Total assets measured at fair value	$ 198,008	$ 26,781,224	$ -	$ 26,979,232

There were no transfers between levels during fiscal year 2012.

Financial instruments that were not measured at fair value at September 30, 2012 were as follows:

	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$ 345,293,785	$ 345,293,785
Other investments	10,000,000	11,785,296

7. Deferred Sales Commissions

Deferred sales commissions at September 30, 2012 were as follows:

	Gross Deferred Commission Assets	Accumulated Amortization	Net
Deferred sales commission	$ 135,884,804	$ (85,854,911)	$ 50,029,893

8. Property and Equipment, net

Property and equipment consisted of the following at September 30, 2012:

	Amount	Useful Lives in Years
Property and equipment	$ 14,317,447	3 – 5
Leasehold improvements	2,079,212	10 –15
	16,396,659	
Less: Accumulated depreciation and amortization	(14,026,943)	
Property and equipment, net	$ 2,369,716	

9. Goodwill and Other Intangible Assets

There were no changes in the carrying value of goodwill during fiscal year 2012. The Company's annual impairment tests of goodwill and indefinite-lived intangible assets as of August 1, 2012 indicated that there was no impairment in the value of these assets. An 81% decline in the fair value of the Company's reporting unit would be required to fail the first step of the goodwill

impairment test. For indefinite-lived intangible assets, a 73% decline in fair value would cause their carrying value to exceed their fair value.

10. Taxes on Income

The Company determines its income tax provision on a separate company basis as if it were the corporate taxpayer without consideration of the tax sharing agreement with Franklin. The Company then applies the tax sharing policy and any adjustments to deferred tax assets and liabilities are reflected in stockholder's equity.

In fiscal year 2012, income taxes payable for federal and state purposes were reduced by tax benefits of approximately $3.6 million associated with employee stock-based compensation plans. The benefits were recorded as an increase in capital in excess of par value.

The significant components of deferred tax assets and deferred tax liabilities at September 30, 2012 were as follows:

	Amount
Deferred tax assets	
Deferred compensation and employee benefits	$ 17,750,623
Tax benefits for uncertain tax positions	6,199,987
Interest accrual	1,851,145
Net operating loss carry-forwards	763,498
Other	518,784
Total deferred tax assets	27,084,037
Deferred tax liabilities	
Amortization of purchased intangibles	116,833,554
Deferred commissions	19,649,723
Unrealized gain on investment securities	486,840
Total deferred tax liabilities	136,970,117
Net deferred tax liability	$ 109,886,080

The Company maintains memorandum accounting for its federal and California net operating loss carryforwards that Franklin has utilized. As of September 30, 2012, Franklin has fully utilized all of the federal and California net operating loss carryforwards in the memorandum account.

At September 30, 2012, there were approximately $0.7 million in state net operating loss carryforwards which expire between 2013 and 2027.

A reconciliation of the beginning and ending balances of gross unrecognized tax benefits for fiscal year 2012 is as follows:

	Amount
Balance at beginning of year	$ 19,592,689
Additions for tax positions of prior years	851,084
Reductions for tax positions of prior years	(7,893)
Additions for tax positions related to the current year	3,191,183
Expiration of statute of limitations	(8,247,645)
Balance at end of year	$ 15,379,418

If recognized, all of this amount, net of any deferred tax benefits, would favorably affect the Company's effective income tax rate in future periods.

Accrued interest on uncertain tax positions at September 30, 2012 was approximately $4.7 million, and is not presented in the unrecognized tax benefits table above.

The Company has recognized a tax benefit only for those positions that meet the more-likely-than-not recognition threshold. It is reasonably possible that the total unrecognized tax benefit as of September 30, 2012 could decrease by an estimated $2.2 million within the next twelve months as a result of the expiration of statutes of limitations in the U.S. federal and certain U.S. state and local tax jurisdictions.

The Company is included in the consolidated federal and several combined state income tax returns for Franklin. The Company also files separate state income tax returns. The Company is subject to examination by the taxing authorities in these jurisdictions. The Company's major tax jurisdictions and the tax years for which the statutes of limitations have not expired are as follows: the City of New York 2008 to 2012; U.S. federal 2009 to 2012; and the State of California 2007 to 2012.

11. Variable Interest Entities and Consolidated Investment Products

The Company sponsors and manages various types of investment products, which consist of both VIEs and non-VIEs. As described in Note 2 – Significant Accounting Policies, the Company consolidates the non-VIE products which it controls and the VIE products for which it is the primary beneficiary. At September 30, 2012, the Company consolidated two non-VIE SIPs and no VIEs. The Company has no right to the consolidated SIPs' assets, other than its direct equity investment in them, and management fees earned from them. The debt holders of these consolidated SIPs have no recourse to the Company's assets beyond the level of its direct investment, therefore the Company bears no risk associated with the SIPs' liabilities

The balances of consolidated SIPs included in the Company's consolidated statement of financial condition were as follows:

Assets		
Cash and cash equivalents	$	655,047
Receivables		3,618
Investments		114,842,002
Total assets	$	115,500,667
Liabilities		
Accounts payable and accrued expenses	$	2,509,430
Debt		41,905,981
Total liabilities		44,415,411
Stockholders' Equity		
Nonredeemable noncontrolling interests		69,197,837
Other equity		1,887,419
Total stockholders' equity		71,085,256
Total liabilities and stockholders' equity	$	115,500,667

Investments
Investments consist of equity investments in real estate funds which are not traded in active markets.

Debt
The debt had fixed interest rates of 2.49% and 2.50% at September 30, 2012 and matures in fiscal year 2013.

Fair Value Measurements
The investments of consolidated SIPs are measured at fair value on a recurring basis and were classified as Level 3 at September 30, 2012. There were no transfers between levels during fiscal year 2012.

The changes in Level 3 assets measured at fair value on a recurring basis for fiscal year 2012 were as follows:

Balance at October 1, 2011	$	16,430,182
Realized and unrealized losses included in investment and other income (losses) , net		(3,505,394)
Purchases		112,701,862
Sales		(10,784,648)
Balance at September 30, 2012	$	114,842,002

Financial instruments of consolidated SIPs that were not measured at fair value were as follows at September 30, 2012:

	Carrying Value	Estimated Fair Value
Financial Assets		
Cash and cash equivalents	$ 655,047	$ 655,047
Financial Liabilities		
Debt	$ 41,905,981	$ 41,905,981

Variable Interest Entities
The Company's VIEs, for which it is not the primary beneficiary, consist of certain sponsored and other investment products from which the Company earns investment management and related service fees and/or has an equity ownership interest in the VIE.

The carrying values of the investment management and related service fees receivable from and the equity ownership interests in these VIEs included in the Company's consolidated statement of financial condition at September 30, 2012 are set forth below. These amounts represent the Company's maximum exposure to loss from these VIEs.

	Amounts
Investment management fees receivable	$ 28,054
Due from Parent and affiliates	408,826
Other investments	10,008,000
	$ 10,444,880

The Company's total AUM of non-consolidated VIEs was $2.5 billion at September 30, 2012.

While the Company has no contractual obligation to do so, it may make cash investments in the course of launching SIPs. The Company also may voluntarily elect to provide its SIPs with additional direct or indirect financial support based on its business objectives. The Company did not provide financial or other support to its SIPs during fiscal year 2012.

12. Commitments and Contingencies

Legal Proceedings
In 2003 and 2004, the Company, among other Franklin-related entities, and in some instances certain current or former employees, officers, and directors of Franklin, the Company, and/or certain Franklin Templeton Investments mutual funds (the "Funds") (collectively the "Franklin-related defendants"), were named in private lawsuits concerning alleged market timing and late trading. The lawsuits were consolidated for coordinated proceedings into three actions – a consolidated class action, a consolidated derivative action brought on behalf of the Funds, and a derivative action brought on behalf of Franklin. The Company was named as a defendant in the consolidated class action and the consolidated derivative action brought on behalf of the Funds. As described below, both actions have since been resolved.

In December 2010, the Franklin-related defendants reached agreement to resolve the consolidated class action, pursuant to which Franklin paid $2.75 million towards distribution of settlement amounts reached in lead plaintiff's settlements with other, non-Franklin-related defendants, and

towards class counsel's fees, and lead plaintiff agreed to release the class claims against the Franklin-related defendants. On December 9, 2011, the court approved the agreement and dismissed the consolidated class action.

On December 20, 2011, following an appellate court ruling in an unrelated case involving similar claims, the plaintiffs in the consolidated fund derivative action filed a notice of voluntary dismissal of the action with prejudice, with no settlement by any Franklin-related defendant. The court dismissed the consolidated fund derivative action on December 23, 2011.

The Company is from time to time involved in other litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of any such claims will not materially affect the Company's business, financial position, results of operations or liquidity. In management's opinion, an adequate accrual has been made as of September 30, 2012, to provide for any probable losses that may arise from these matters for which the Company could reasonably estimate an amount.

Leases
The Company leases office space under a long-term operating lease expiring in fiscal year 2020. The lease has annual rent escalation clauses, which resulted in a deferred rent balance of $839,889 at September 30, 2012.

Future minimum lease payments under noncancelable operating leases were as follows:

Fiscal years ending September 30	**Amounts**
2013	$ 1,102,373
2014	1,102,373
2015	1,147,676
2016	1,238,282
2017	1,238,282
Thereafter	3,714,846
	$ 9,543,832

13. Employee Benefit Plan

Franklin sponsors a defined contribution 401(k) plan that covers substantially all U.S. employees of Franklin and its subsidiaries who meet certain employment requirements. Participants may contribute up to 50% of pretax annual compensation and up to 100% of the cash portion of the participant's year-end bonus, as defined by the plan and subject to Internal Revenue Code limitations each year, to the plan.

14. Stock-Based Compensation

The Company participates in Franklin's Amended and Restated Annual Incentive Compensation Plan (the "AIP") and 2002 Universal Stock Incentive Plan, as amended and restated (the "USIP"). Under the terms of the AIP, eligible employees may receive cash, equity awards, and/or mutual fund unit awards generally based on the performance of Franklin and its consolidated subsidiaries, its funds and the individual employee. The USIP provides for the issuance of up to 40.0 million shares of Franklin's common stock for various stock-related awards to officers, directors, and employees. At September 30, 2012, Franklin had approximately 11.5 million shares available for grant under the USIP. In addition to stock and stock unit awards, Franklin may award options and other forms of stock-based compensation to officers, directors, and employees under the USIP.

Franklin's Compensation Committee of the Board of Directors determines the terms and conditions of awards under the AIP and USIP.

Stock Options

The following table summarizes stock option activity:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding at September 30, 2011	197,535	$ 38.92		
Granted	3,408	38.37		
Exercised	(111,022)	35.91		
Canceled/expired	(2,831)	36.30		
Transferred in/out	3,238	8.12		
Outstanding and exercisable at September 30, 2012	90,328	$ 41.59	0.8	$ 7,540,887

Stock option awards generally were granted at prices that were either equal to or above the market value of the underlying shares of Franklin's common stock on the date of grant and expire no later than ten years after the grant date. At September 30, 2012, all options were fully vested and all related compensation cost was recognized. The total intrinsic value of share options exercised during fiscal year 2012 was $8.7 million.

Stock and Stock Unit Awards

Stock awards generally entitle holders to the right to sell the underlying shares of Franklin's common stock once the awards vest. Stock unit awards generally entitle holders to receive the underlying shares of common stock once the awards vest. Certain performance-based long-term stock and stock unit awards have been granted which generally vest based on the achievement of predetermined Franklin financial performance goals. In the event a performance measure is not achieved at or above a specified threshold level, the portion of the award tied to such performance measure is forfeited.

Total unrecognized compensation cost related to nonvested stock and stock unit awards, net of estimated forfeitures, was $19.5 million at September 30, 2012. This cost is expected to be recognized over a remaining weighted-average vesting period of approximately two years. The total fair value of stock and stock unit awards vested during fiscal year 2012 was $19.1 million. The weighted-average-grant-date fair value of stock and stock unit awards granted during fiscal year 2012 was $106.92 per share.

Nonvested stock and stock unit awards activity was as follows:

	Shares	Weighted-Average Grant-Date Fair Value Per Share
Nonvested balance at September 30, 2011	201,645	$ 113.98
Granted	203,916	106.92
Vested	(167,074)	110.71
Forfeited/canceled	(10,054)	110.98
Transferred in/out	183	106.62
Nonvested balance at September 30, 2012	228,616	$ 110.20

Employee Stock Investment Plan

The Company participates in the amended and restated Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the "ESIP") which allows eligible participants to buy shares of Franklin's common stock at a discount of its market value on defined dates. Franklin's Compensation Committee of the Board of Directors determines the terms and conditions of awards under the ESIP. A total of approximately 0.2 million shares were issued under the ESIP during fiscal year 2012. At September 30, 2012, approximately 2.4 million shares were reserved for future issuance under this plan.

All Stock-Based Plan Arrangements

The Company's liability to Franklin for stock-based compensation as of September 30, 2012 was $3,868,636 and is included in accounts payable and accrued expenses.

Franklin generally does not repurchase shares upon share option exercise or vesting of stock and stock unit awards. However, in order to pay taxes due in connection with the vesting of employee and executive officer stock and stock unit awards, shares are repurchased using a net stock issuance method.

15. Related Party Transactions

The Company and its subsidiaries periodically enter into transactions during the ordinary course of business with affiliates, which are recorded and settled through intercompany accounts. Amounts due to affiliates and due from parent and affiliates relate to these transactions.

Under distribution and promotion agreements with several affiliates, the Company performs various distribution services to promote the sale of mutual fund shares in serving the common interests of the Company, its subsidiaries, and affiliated investment managers. Under terms of the agreements, the investment managers pay a fee for marketing support and other marketing and distribution services provided by the Company.

The Company also has agreements relating primarily to business management and sub-advisory services with certain affiliates and cost allocation agreements under which certain costs are allocated to it by its affiliates.

At September 30, 2012, an unsecured credit agreement was in place under which FTDI's subsidiary, FMA, may lend to Franklin amounts up to a maximum of $500 million. Amounts borrowed under this agreement earn interest at 1-month LIBOR plus 0.375% per annum. The expiration date of the agreement is November 15, 2016 unless terminated by mutual written consent of FMA and Franklin. At September 30, 2012 borrowings of $50 million were receivable under this agreement.

16. Net Capital Requirement

FTDI is subject to the Securities and Exchange Commission's Uniform Net Capital Rule Rule 15c3-1 ("the Net Capital Rule"), which requires the maintenance of minimum net capital. FTDI elected to use the alternative method, permitted by the rule, which requires it to maintain minimum net capital, as defined, no less than the greater of $250,000 or 2% of aggregate debit items. Since FTDI does not carry customer accounts and does not have customer debits, the minimum net capital balance is $250,000. At September 30, 2012, FTDI had net capital of $44,099,248 which was $43,849,248 in excess of its minimum requirement.

17. Subsequent event

On October 1, 2012, FTDI transferred its entire interest in the net assets of its subsidiary, FTI, to its parent, Franklin, as a dividend in the amount of $12,752,044. The transfer had no impact on FTDI's net capital as determined under the Net Capital Rule because its investment in FTI, prior to the transfer, had been deducted from its net capital as a non-allowable asset.


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